SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. ------------)



                     	Costco Companies Inc.
-----------------------------------------------------------------------
                         (Name of Issuer)



                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)



                              22160K105
-----------------------------------------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Costco Companies Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	10809 120th Avenue NE
	Kirkland, WA  98033
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
	Abar Foundation
	American Saw
	Atkins, B.
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	American Electric
	Central & Southwest Systems Pension Plan
	Catholic Mutual Relief Society of American
Retirement Plan
	DCSF Davis Convertible Securities Fund
	DetroitLaborers
	Davis Financial Fund
	Davis Growth & Income Fund
	Davis New York Venture Fund
	Davis Variable Real Estate Portfolio
	Davis Variable Value Portfolio
	Electrical Workers Annuity
	Electrical Workers Pension
	Eltech
	Emma Willard
	G Depreciation
	G Foundation
	Georgia
	Georgia Corp
	Gonzaga Univ
	Hathaway Brown
	Hoff Family Tr.
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Masters Select
	Martin A
	Martin B
	Medcen
	Mennen Family Trust
	Methodist Home
	Milder Community Trust
	Minn Retail Meatcutters
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NM Mutual
	NYC Superior
	Omaha
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected America Shares
	Sicav Davis Financial Fund
	Sicav Davis Value Fund
	SSB Large Cap V
	Stobie Creek
	SunAmerica Style Select
	SunAmerica Large Cap Value
	Suburban Propane
	SunLifeFin'l
	SunLifeValue
	Temple
	Union Dale
	Via Metropolitan
	Volvo
	New England Zenith
	Merrill Lynch Wrap
	Dean Witter Wrap
	Paine Webber Wrap
	Piper Jaffrey Wrap
	SSB Wrap
	APL Wrap
	Prudential Wrap
	Raymond James Wrap
	CIBC Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	22160k105
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4 	OWNERSHIP
	(a) Amount beneficially owned		26,003,066	shares

	Abar Foundation						3,700
	American Saw						7,600
	Atkins, B.							4,000
	Atlanta Gas & Light Company				28,300
	Atmos Energy						16,300
	Bowne & Co.							6,900
	Central & Southwest Systems Pension Plan		67,000
	Catholic Mutual Relief Society of American
		Retirement Plan					5,300
	DCSF Davis Convertible Securities Fund		35,000
	DetroitLaborers						49,400
	Davis Financial Fund					750,000
	Davis Growth & Income Fund				52,200
	Davis New York Venture Fund				15,110,000
	Davis Variable Real Estate Portfolio		8,400
	Davis Variable Value Portfolio			75,700
	Electrical Workers Annuity				23,700
	Electrical Workers Pension				72,000
	Eltech							4,400
	Emma Willard						6,100
	G Depreciation						7,300
	G Foundation						3,100
	Georgia							10,200
	Georgia Corp						20,300
	Gonzaga Univ						10,700
	Hathaway Brown						7,800
	Hoff Family Tr.						5,900
	Lewis & Roca						3,200
	Mass Mutual Portfolio					178,000
	Mass Mutual Variable					10,900
	Masters Select						255,000
	Martin A							1,300
	Martin B							1,300
	Medcen							3,900
	Mennen Family Trust					26,500
	Methodist Home						31,300
	Milder Community Trust					8,300
	Minn Retail Meatcutters					45,900
	Mt. Sinai							24,400
	Mutual Protect						6,000
	NASDRegulation						16,300
	NedsIsland							14,500
	NM Mutual							7,200
	NYC Superior						15,100
	Omaha								14,200
	Plumber & Pipefitters					4,500
	SunAmerica Venture Value				1,990,400
	Prudential SP						7,900
	Quadsan							8,200
	RL Polk							5,600
	Selected America Shares					3,615,000
	Sicav Davis Financial Fund				9,800
	Sicav Davis Value Fund					268,100
	SSB Large Cap V						41,900
	Stobie Creek						18,400
	SunAmerica Style Select					36,300
	SunAmerica Large Cap Value				19,300
	Suburban Propane						12,200
	SunLifeFin'l						2,800
	SunLifeValue						8,100
	Temple							2,900
	Union Dale							5,300
	Via Metropolitan						7,100
	Volvo								10,800
	New England Zenith					635,400
	Merrill Lynch Wrap					41,690
	Dean Witter Wrap						555,328
	Paine Webber Wrap						380,853
	Piper Jaffrey Wrap					1,705
	SSB Wrap							151,490
	APL Wrap							318,412
	Prudential Wrap						647,919
	Raymond James Wrap					128,894
	CIBC Wrap							12,175
	(b) Percent of class				14.45%
	Abar Foundation						0.00%
	American Saw						0.00%
	Atkins, B.							0.00%
	Atlanta Gas & Light Company				0.01%
	Atmos Energy						0.03%
	Bowne & Co.							0.01%
	Central & Southwest Systems Pension Plan		0.15%
	Catholic Mutual Relief Society of American
		Retirement Plan					0.01%
	DCSF Davis Convertible Securities Fund		0.28%
	DetroitLaborers						0.10%
	Davis Financial Fund					0.17%
	Davis Growth & Income Fund				0.01%
	Davis New York Venture Fund				3.37%
	Davis Varaibale Real Estate Portfolio		0.00%
	Davis Variable Value Portfolio			0.02%
	Electrical Workers Annuity				0.01%
	Electrical Workers Pension				0.02%
	Eltech							0.00%
	Emma Willard						0.00%
	G Depreciation						0.00%
	G Foundation						0.00%
	Georgia							0.00%
	Georgia Corp						0.00%
	Gonzaga Univ						0.00%
	Hathaway Brown						0.00%
	Hoff Family Tr.						0.00%
	Lewis & Roca						0.00%
	Mass Mutual Portfolio					0.04%
	Mass Mutual Variable					0.00%
	Masters Select						0.06%
	Mattin A							0.00%
	Mattin B							0.00%
	Medcen							0.00%
	Mennen Family Trust					0.01%
	Methodist Home						0.01%
	Milder Community Trust					0.00%
	Minn Retail Meatcutters					0.01%
	Mt. Sinai							0.01%
	Mutual Protect						0.00%
	NASDRegulation						0.00%
	NedsIsland							0.00%
	NM Mutual							0.00%
	NYC Superior						0.00%
	Omaha								0.00%
	Plumber & Pipefitters					0.00%
	SunAmerica Venture Value				0.44%
	Prudential SP						0.00%
	Quadsan							0.00%
	RL Polk							0.00%
	Selected America Shares					0.81%
	Sicav Davis Financial Fund				0.00%
	Sicav Davis Value Fund					0.06%
	SSB Large Cap V						0.01%
	Stobie Creek						0.00%
	SunAmerica Style Select					0.01%
	SunAmerica Large Cap Value				0.00%
	Suburban Propane						0.00%
	SunLifeFin'l						0.00%
	SunLifeValue						0.00%
	Temple							0.00%
	Union Dale							0.00%
	Via Metroplitan						0.00%
	Volvo								0.00%
	New England Zenith					0.14%
	Merrill Lynch Wrap					0.16%
	Dean Witter Wrap						2.14%
	Paine Webber Wrap						1.46%
	Piper Jaffrey Wrap					0.01%
	SSB Wrap							0.58%
	APL Wrap							1.22%
	Prudential Wrap						2.49%
	Raymond James Wrap					0.50%
	CIBC Wrap							0.05%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers,L.P. 26,003,066
	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L.P. 26,003,066
	(iv) shared power to dispose or to direct the disposition of
			N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	SIGNATURE	/s/ Anthony Frazia

	PRINT	Anthony Frazia, Chief Compliance Officer

	DATE	February 14, 2001